

December 13, 2018

Ricardo Torres
Chief Financial Officer
Pampa Energy Inc.
Maipu 1
C1084ABA, City of Buenos Aires
Argentina

> **Re: Pampa Energy Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 30, 2018**
> **File No. 001-34429**

Dear Mr. Torres:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Information on the Company
Our Oil and Gas Business
Reserves, page 88

1. To the extent that the net quantities of proved reserves disclosed on page 89 and elsewhere in your filing include material amounts of natural gas consumed in operations, expand your disclosure to clarify the net amounts of such reserves and explain how these reserves were accounted for in the calculation of the standardized measure of discounted future net cash flows presented on page S-6. This comment also applies to the net quantities of proved reserves disclosed in Exhibit 13.2. Refer to FASB ASC 932-235-50-10 and 50-36, respectively.

Reserves Evolution, page 89

2.   Expand the discussion of the changes that occurred during 2017 in your proved undeveloped reserves to include an explanation of the reason or source of the change relating to revisions of previous estimates, e.g. changes caused by commodity prices and/or well performance. To the extent that two or more unrelated factor are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserves between periods is fully explained. Refer to Item 1203(b) of Regulation S-K.

Exhibits
Exhibit 13.2, page 242

3.   The reserves report does not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K. Obtain and file a revised reserves report to address the following points:

 • The reserves report should specify the percentage of the registrant's total proved reserves reviewed in connection with the preparation of the report. This information should be included in the report as part of the requirements pursuant to Items 1202(a)(8)(iii) and (iv) of Regulation S-K.

 • The reserves report should specify the volume-weighted average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, for the reserves included in the report. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation S-K.

4.   The reserves figures presented in the reserves report filed as Exhibit 13.2 do not appear to correlate with the reserve figures provided in the tabular disclosure on page 89 of Form 20-F as of December 31, 2017. In this regard, we note the statement on page 88 of Form 20-F indicating that the third party performed an independent audit of 100% of the estimated reserves as of December 31, 2017. Obtain and file a revised reserve report to resolve the apparent lack of correlation with the disclosure presented in your filing or tell us the reason(s) for the apparent inconsistency in such disclosure.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding our comments and related matters. Please contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 with any other questions.

                                               Sincerely,

                                               Division of Corporation Finance
                                               Office of Consumer Products